SCG FINANCIAL ACQUISITION CORP.
615 N. WABASH AVENUE
CHICAGO, ILLINOIS 60611

April 7, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Attn:	Justin Dobbie
Special Counsel

Re:	SCG Financial Acquisition Corp.
Registration Statement on Form 8-A
Over the Counter Bulletin Board
SEC File No. 333-172085

Dear Sir:

SCG Financial Acquisition Corp., a Delaware Corporation (the “Registrant”) pursuant to Rule 12(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), hereby requests acceleration, simultaneously with the effectiveness of the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-172085), of the effective date of the above referenced Registration Statement on Form 8-A filed by the Registrant on April 7, 2011, seeking registration under Section 12(g) of the Exchange Act of: (i) the Registrant's Common Stock, $0.0001 par value per share, (ii) the Registrant’s Common Stock Purchase Warrants, and (iii) the Registrant’s Units (comprised of one Share of Common Stock and one Common Stock Purchase Warrant). The Common Stock, the Common Stock Purchase Warrants and the Units will trade on the Over-the-Counter Bulletin Board.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Gregory H. Sachs
Gregory H. Sachs
Chief Executive Officer

cc:	Stuart Neuhauser, Esq.